SECURITIES AND EXCHANGE COMMISSION

                      WASHINGTON, D.C.  20549


                         _________________


                             FORM 11-K

                         _________________



                           ANNUAL REPORT




                 Pursuant to Section 15(d) of the
                  Securities Exchange Act of 1934



            For The Fiscal Year Ended October 31, 1993



                         _________________



                     EMPLOYEES' THRIFT PLAN OF
                INDIANAPOLIS POWER & LIGHT COMPANY




                     IPALCO Enterprises, Inc.

                        25 MONUMENT CIRCLE
                   INDIANAPOLIS, INDIANA  46204


















    EMPLOYEES' THRIFT PLAN OF
    INDIANAPOLIS POWER & LIGHT COMPANY
    ----------------------------------

    TABLE OF CONTENTS
    -----------------



                                                                        Page

    Independent Auditors' Report                                          2

    Financial Statements as of October 31, 1993 and 1992 and
      For the Years Then Ended:

      Statements of Net Assets Available for Benefits                     3

      Statements of Changes in Net Assets Available for Benefits          4

      Notes to Financial Statements                                     5-8

    Supplemental Schedules*:

      Item 27a - Schedule of Assets Held for Investment Purposes
      As of October 31, 1993                                           9-12

      Item 27d - Schedule of Reportable Transactions
      For the Year ended October 31, 1993                                13


*Schedules not filed herewith are omitted because of the absence of the conditions under which they are required by Department of Labor Rules and Regulations for Reporting and Disclosure under the Employees Retirement Income Security Act of 1974.

Exhibits:

     Exhibit I - Independent Auditors' Consent

INDEPENDENT AUDITORS' REPORT


The Employees' Pension Committee of the Employees' Thrift Plan of Indianapolis Power & Light Company

We have audited the accompanying statements of net assets available for benefits of the Employees' Thrift Plan of Indianapolis Power & Light Company (the "Plan") as of October 31, 1993 and 1992, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at October 31, 1993 and 1992, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic October 31, 1993 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



DELOITTE & TOUCHE
Indianapolis, Indiana
April 15, 1994


EMPLOYEES' THRIFT PLAN OF
INDIANAPOLIS POWER & LIGHT COMPANY
- - ----------------------------------

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS (Note 4)
- - ------------------------------------------------------------------------------------------------------
                                                                             October 31
                                                               ---------------------------------------
                                                    Note               1993                  1992
                                                   ------      ------------------    -----------------
ASSETS:
- - -------

INVESTMENTS - at fair value:                          1

  Money market funds                                           $      2,272,042      $      1,726,894

  U. S. Government
    securities (cost $7,586,614 at 1993
                and $7,007,814 at 1992)                               8,040,075             7,341,184

  IPALCO Enterprises, Inc.
    common stock (cost $68,364,753 at
         1993 and $61,153,577 at 1992)                              119,573,604           107,251,976
                                                               -----------------     -----------------
         Total Investments                                          129,885,721           116,320,054


Cash                                                                    167,465               137,205

Accrued interest                                                        143,031               143,185
                                                               -----------------     -----------------
TOTAL ASSETS                                                        130,196,217           116,600,444
                                                               -----------------     -----------------

LIABILITIES:
- - ------------

  Accounts payable                                                                             35,700
                                                                                     -----------------
TOTAL LIABILITIES                                                                              35,700
                                                                                     -----------------
NET ASSETS AVAILABLE FOR BENEFITS                              $    130,196,217      $    116,564,744
                                                               =================     =================



                                     See Notes to Financial Statements.

- - ------------------------------------------------------------------------------------------------------


EMPLOYEES' THRIFT PLAN OF
INDIANAPOLIS POWER & LIGHT COMPANY
- - ----------------------------------

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS (Note 5)
                                                                   Years Ended October 31
                                                           -------------------------------------
                                                                  1993                1992
                                                           -----------------   -----------------
INCREASES:
- - ----------

  Employee contributions                                   $      5,245,926    $      4,946,598
  Company contributions, net                                      3,181,377           3,062,826
  Interest and dividend income                                    6,964,963           6,409,832
  Net appreciation of investments                                 7,157,909           9,331,360
                                                           -----------------   -----------------
         Total                                                   22,550,175          23,750,616
                                                           -----------------   -----------------


DECREASES:

  Withdrawals by participants or
    their beneficiaries                                           8,780,125           9,168,756
  Administrative fees                                               138,577             133,104
                                                           -----------------   -----------------
         Total                                                    8,918,702           9,301,860
                                                           -----------------   -----------------


INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS                    13,631,473          14,448,756

NET ASSETS AVAILABLE FOR BENEFITS,
    BEGINNING OF PERIOD                                         116,564,744         102,115,988
                                                           -----------------   -----------------
NET ASSETS AVAILABLE FOR BENEFITS, END OF PERIOD           $    130,196,217    $    116,564,744
                                                           =================   =================




                               See Notes to Financial Statements.

- - ------------------------------------------------------------------------------------------------

EMPLOYEES' THRIFT PLAN OF
INDIANAPOLIS POWER & LIGHT COMPANY
- - ----------------------------------

NOTES TO FINANCIAL STATEMENTS
- - -----------------------------

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Basis of Accounting
    -------------------

    The financial statements of the Employees' Thrift Plan of Indianapolis Power & Light Company (the "Plan") have been prepared on the accrual basis.

    Plan Assets
    -----------

    Assets of the Plan are maintained in trust at National City Bank, Indiana. Once placed in trust, assets may be withdrawn only for the purpose of refunding employee contributions and payment of vested employer contributions to employees withdrawing from the Plan, to retiring employees or to beneficiaries of deceased employees. All payments made from the trust require the approval of the Employees' Pension Committee of Indianapolis Power & Light Company.

    Investments
    -----------

    Investments in securities are stated at market value as determined by quoted market prices. Investment transactions are recorded as of the settlement date. Cost of securities sold is determined on a specific identification basis. Except for temporary funds, which are money market funds invested in United States Treasuries, investments are restricted by the Plan agreement to United States Government securities (Fund A) and to common stock of IPALCO Enterprises, Inc. (Fund B).

2.  DESCRIPTION OF THE PLAN

    The Plan is administered by the Employees' Pension Committee which is a committee of not less than five persons appointed by the Indianapolis Power & Light Company Board of Directors. The Plan is a defined contribution plan covering substantially all employees who have completed one year of service and who elect to participate in the Plan on any subsequent November 1 or May 1.

    Employee contributions are made through payroll deductions representing amounts equal to a specified percentage of the employee's base rate of compensation. Employees have the option of contributing anywhere from 2% to 15% in increments of 1%. Employees can make such contributions under a "Before Tax" or "After Tax" option.

    Employer contributions are made in an amount equal to current employee contributions up to a maximum of 4%.

    Contributions are invested in one or two Investment Fund accounts as directed by the participants. The choices are as follows:

         Fund A - This fund is restricted to obligations of the United States Government or its agencies.

         Fund B - This fund is restricted to shares of common stock of IPALCO Enterprises, Inc. (Enterprises).

    In the event of partial or total termination of the Plan, the funds in the Plan shall be valued as of the date of partial or total termination and after payment of necessary expenses shall be distributed as though all participants directly affected by the partial or total termination had retired as of that date.

    The Plan is maintained with the intent of being a qualified trust under
    Section 401(a) of the Internal Revenue Code. Its related trust is exempt from Federal income taxes under Section 501(a) of the Code. The Plan obtained its latest determination letter on August 10, 1988 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of October 31, 1993 and 1992.

    Participants should refer to the Summary Plan Description for a more detailed description of the Plan.

3.  FUNDING

    Employer contributions to the Plan are paid to the trustee on the dates coinciding with the employee pay dates, generally on a weekly basis, and are equal to current employee contributions on those dates, but disregarding any participant's current contributions in excess of 4% of the employee's compensation.

  4.  NET ASSETS AVAILABLE FOR BENEFITS BY FUND

      The following details the net assets available for benefits by fund as of October 31, 1993 and 1992:


                                                                   October 31, 1993
                                                   ------------------------------------------------
                                                        Fund A           Fund B           Total
                                                   --------------   --------------   --------------
      Investments - at fair value
       Money market funds                          $     291,885    $   1,980,157    $   2,272,042
       U. S. Government securities                     8,040,075                         8,040,075
       IPALCO Enterprises, Inc.
        common stock (3,242,674 shares)                               119,573,604      119,573,604
                                                   --------------   --------------   --------------
           Total investments                           8,331,960      121,553,761      129,885,721
      Cash                                                11,006          156,459          167,465
      Accrued interest                                   139,981            3,050          143,031
                                                   --------------   --------------   --------------
      Net assets available for benefits            $   8,482,947    $ 121,713,270    $ 130,196,217
                                                   ==============   ==============   ==============




                                                                   October 31, 1992
                                                   ------------------------------------------------
                                                        Fund A           Fund B           Total
                                                   --------------   --------------   --------------
      Investments - at fair value
       Money market funds                          $     248,541    $   1,478,353    $   1,726,894
       U. S. Government securities                     7,341,184                         7,341,184
       IPALCO Enterprises, Inc.
        common stock (3,097,530 shares)                               107,251,976      107,251,976
                                                   --------------   --------------   --------------
           Total investments                           7,589,725      108,730,329      116,320,054
      Cash                                                11,487          125,718          137,205
      Accrued interest                                   140,631            2,554          143,185
                                                   --------------   --------------   --------------
      Total assets                                     7,741,843      108,858,601      116,600,444
      Less:  accounts payable                              2,285           33,415           35,700
                                                   --------------   --------------   --------------
      Net assets available for benefits            $   7,739,558    $ 108,825,186    $ 116,564,744
                                                   ==============   ==============   ==============


5.     CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY FUND

       The following details the changes in net assets available for benefits and net assets available for benefits per unit by fund for the years ended October 31, 1993 and 1992:


                                                                         Years Ended October 31
                                      -------------------------------------------------------------------------------------------
                                                          1993                                            1992
                                      -------------------------------------------     -------------------------------------------
                                          Fund A         Fund B         Total             Fund A         Fund B         Total
                                      -------------  -------------  -------------     -------------  -------------  -------------
INCREASES:

Employee contributions                $    486,824   $  4,759,102   $  5,245,926      $    253,741   $  4,692,857   $  4,946,598
Company contributions, net                 352,793      2,828,584      3,181,377           119,311      2,943,515      3,062,826
Interest and dividend income               544,884      6,420,079      6,964,963           554,040      5,855,792      6,409,832
Net appreciation
  of investments                           210,228      6,947,681      7,157,909            88,640      9,242,720      9,331,360
                                      -------------  -------------  -------------     -------------  -------------  -------------
                 Total                   1,594,729     20,955,446     22,550,175         1,015,732     22,734,884     23,750,616
                                      -------------  -------------  -------------     -------------  -------------  -------------


DECREASES:

Withdrawals by participants or
 their beneficiaries                       842,815      7,937,310      8,780,125           652,480      8,516,276      9,168,756
Administrative fees                          8,525        130,052        138,577             8,885        124,219        133,104
                                      -------------  -------------  -------------     -------------  -------------  -------------
                 Total                     851,340      8,067,362      8,918,702           661,365      8,640,495      9,301,860
                                      -------------  -------------  -------------     -------------  -------------  -------------

INCREASE IN NET ASSETS
  AVAILABLE FOR BENEFITS                   743,389     12,888,084     13,631,473           354,367     14,094,389     14,448,756

NET ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF PERIOD                    7,739,558    108,825,186    116,564,744         7,385,191     94,730,797    102,115,988
                                      -------------  -------------  -------------     -------------  -------------  -------------

NET ASSETS AVAILABLE FOR BENEFITS,
  END OF PERIOD                       $  8,482,947   $121,713,270   $130,196,217      $  7,739,558   $108,825,186   $116,564,744
                                      =============  =============  =============     =============  =============  =============



NUMBER OF UNITS OUTSTANDING                841,662      5,122,809                          841,711      5,136,845
                                      =============  =============                    =============  =============

NET ASSETS AVAILABLE FOR
  BENEFITS PER UNIT                   $   10.07881   $   23.75909                     $    9.19503   $   21.18522
                                      =============  =============                    =============  =============

                                                                   -8-

               INDIANAPOLIS POWER & LIGHT COMPANY                Form 5500 - Item 27a
                       EMPLOYEES' THRIFT PLAN                    Schedule of Assets Held
                            TRUST FUND A                         for Investment Purposes
               ASSETS HELD FOR INVESTMENT PURPOSES
                          OCTOBER 31, 1993

   Par                Description                       Cost                 Market
- - ----------     ----------------------------       --------------        --------------
U.S. Government Securities:
  200,000      U.S. Treasury Notes,
               8.50% dated 8/15/85
               due 5/15/95                        $     215,531         $     213,875

  210,000      U.S. Treasury Notes,
               10.5% dated 08/15/85
               due 8/15/95                              215,169               233,691

  315,000      U.S. Treasury Notes,
               7.25% dated 11/15/86
               due 11/15/96                             306,042               340,889

  625,000      U.S. Treasury Notes,
               6.375% due 1/15/00                       651,367               668,164

  360,000      U.S. Treasury Notes,
               8.0% dated 5/15/91
               due 5/15/01                              397,603               421,087

  500,000      U.S. Treasury Notes,
               7.5% dated 11/15/91
               due 11/15/01                             498,594               571,250

  750,000      U.S. Treasury Notes,
               6.375% dated 08/15/92
               due 8/15/02                              731,816               801,797

  600,000      U.S. Treasury Notes,
               6.25% dated 2/16/93
               due 2/15/03                              604,594               635,062

  300,000      U.S. Treasury Notes,
               5.75% dated 8/16/93
               due 8/15/03                              306,984               307,594

  300,000      U.S. Treasury Notes,
               4.75% dated 8/31/93
               due 8/15/98                              299,391               299,437

  250,000      Tennessee Valley Authority
               4.375% dated 3/4/93
               due 3/4/96                               248,718               250,234

  175,000      Tennessee Valley Authority
               8.25% dated 11/30/89
               due 11/15/96                             174,037               193,758

                                              -9-

               INDIANAPOLIS POWER & LIGHT COMPANY                Form 5500 - Item 27a
                       EMPLOYEES' THRIFT PLAN                    Schedule of Assets Held
                            TRUST FUND A                         for Investment Purposes
               ASSETS HELD FOR INVESTMENT PURPOSES
                          OCTOBER 31, 1993

   Par                Description                       Cost                 Market
- - ----------     ----------------------------       --------------          ------------
  300,000      Federal Home Loan Banks
               Consolidated Bond  7.375%
               dated 12/29/86 due 12/27/93              300,516               301,594

  300,000      Federal Home Loan Banks
               Consolidated Bond  7.5%
               dated 06/25/91 due 06/27/94              300,000               307,594

  300,000      Federal Home Loan Banks
               Consolidated Bond 8.3%
               dated 7/25/89 due 7/25/94                300,000               310,125

  250,000      Federal Home Loan Mortgage Corp
               Multiclass Mortgage Part.
               Certifs Q Series 1104
               Class 1104-G  8.5%
               dated 6/1/91 due 2/15/2018               245,195               259,850

  250,000      Federal Home Loan Mortgage Corp
               Multiclass Mortgage Part.
               Certifs Guaranteed Series 1265
               Class 1265-I  7%
               dated 5/1/92 due 7/15/2020               222,852               262,650

  250,000      Federal National Mortgage
               Association 6.625%
               dated 4/12/93 due 4/10/03                249,883               262,109

  275,000      Federal National Mortgage
               Association 8.7%
               dated 6/12/89 due 6/10/99                275,000               319,430

  225,000      Federal National Mortgage
               Association GTD Remic Pass
               Thru CTF 92-50H 7%
               due 7/25/19                              226,195               236,182

  225,000      Federal National Mortgage
               Association GTD Remic Pass
               Thru CTF 92-148B 7%
               dated 8/01/92 due 8/25/95                225,316               222,615



               INDIANAPOLIS POWER & LIGHT COMPANY                Form 5500 - Item 27a
                       EMPLOYEES' THRIFT PLAN                    Schedule of Assets Held
                            TRUST FUND A                         for Investment Purposes
               ASSETS HELD FOR INVESTMENT PURPOSES
                          OCTOBER 31, 1993

   Par                Description                       Cost                 Market
- - ----------     ----------------------------       --------------        --------------
176,614.068    Federal National Mortgage
               Association GTD Remic Pass
               Thru CTF - 1990-79 class 79-E
               8.25% dated 7/01/90 due 1/25/17          165,879               179,034

   250,000     Federal National Mortgage
               Association GTD Remic Pass
               Thru CTF - 1993-055P  6.5%
               due 5/25/08                              242,305               243,200

181,136.215    Government National Mortgage
               Association Pool #267378
               10% dated 6/01/89
               due 6/25/19                              183,627               198,854


                                                  --------------        --------------
    Total U. S. Government Securities                 7,586,614             8,040,075


291,884.820    AIM Treasury Portfolio
                 Short Term Invest. Co.                 291,885               291,885
                                                  --------------        --------------


    Total Investments - Fund A                    $   7,878,499         $   8,331,960
                                                  ==============        ==============



               INDIANAPOLIS POWER & LIGHT COMPANY                Form 5500 - Item 27a
                       EMPLOYEES' THRIFT PLAN                    Schedule of Assets Held
                            TRUST FUND B                         for Investment Purposes
               ASSETS HELD FOR INVESTMENT PURPOSES
                          OCTOBER 31, 1993


  Shares                 Description                   Cost                 Market
- - ----------        ----------------------------    -------------         --------------
3,242,674           IPALCO ENTERPRISES, INC.
                      Common Stock                $  68,364,753         $ 119,573,604

1,980,157.18        AIM Treasury Portfolio
                      Short Term Invest. Co.          1,980,157             1,980,157
                                                  --------------        --------------



    Total Investments - Fund B                    $  70,344,910         $ 121,553,761
                                                  ==============        ==============








                           EMPLOYEES' THRIFT PLAN OF                 Form 5500 Item 27d
                      INDIANAPOLIS POWER & LIGHT COMPANY             Schedule of Reportable
                            REPORTABLE TRANSACTIONS                  Transactions
                      FOR THE YEAR ENDED OCTOBER 31, 1993


 Trade                               Number of
  Date    Description of Security   Transactions         Cost            Proceeds       Gain/Loss
- - -------  -------------------------  ------------   --------------    --------------    -----------
         -------------------------
SERIES:   AIM Treasury Portfolio
          Short Term Investment Co
         -------------------------

Various       Purchases                     135    $   15,283,513

Various       Sales                          72        14,738,365    $   14,738,365        NONE


         -------------------------
SERIES:   IPALCO Enterprises, Inc.
         -------------------------

Various       Purchases (256,240 Shares)     42         9,472,940




